SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 7)
Northern TrustNORTHERN TRUST
(Name of Issuer)
Common StockCommon Stock
 (Title of Class of Securities)
665859104665859104
(CUSIP Number)
Check the following box if a fee is being paid with this statement.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages(s))
CUSIP NO.
665859104
13G
1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Northern Trust Employee Stock Ownership TrustNorthern Trust Employee Stock Ownership Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3
SEC USE ONLY
4
CITIZENSHIP OR PLACE OF ORGANIZATION
IllinoisIllinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5
SOLE VOTING POWER
0
6
SHARED VOTING POWER
2,148,356
7
SOLE DISPOSITIVE POWER
0
8
SHARED DISPOSITIVE POWER
2,148,356
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,148,356
10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.9%
12
TYPE OF REPORTING PERSON *
EP
*SEE INSTRUCTION BEFORE FILLING OUT!
FOOTNOTE
The indicated shares are held by the Northern Trust Employee Stock Ownership Trust ("ESOT"), a trust created pursuant to the Northern Trust Employee Stock Ownership Plan, ("ESOP") and of which NationsBank of Georgia, N.A., serves as trustee (the "Trustee"). Under the terms of the ESOP, and the Trust Agreement creating the ESOT, the Trustee is to vote the allocated shares held by the ESOT in accordance with instructions received from the ESOP participants and is to vote allocated shares for which it has not received valid directions and unallocated shares in the same proportion as directed shares are voted. The ESOP and the Trust Agreement creating the ESOT also provide that in connection with a tender or exchange offer, the Trustee will tender or not tender allocated shares in accordance with directions received from the ESOP participants and will not tender allocated shares with respect to which valid directions have not been received or any unallocated shares. The actions and duties of the Trustee pursuant to the provisions of the ESOP and the Trust Agreement creating the ESOT, including but not limited to the provisions described above, are subject to the requirements of the Employee Retirement Income Security Act of 1974.
A separate filing on Schedule 13G dated the date hereof has been filed by the Trustee and certain of its affiliates with respect to the indicated shares.
SCHEDULE 13G
Item 1(a) Name of Issuer:
Northern Trust
Item 1(b) Address of Issuer's Principal Executive Offices:
50 S. LaSalle St.
Chicago, Il. 60675
Item 2(a) Name of Person(s) Filing:
Northern Trust Employee Stock Ownership Trust
Item 2(b) Address of Principal Business Office or, if none, Residence:
c/o NationsBank N. A. (South)
600 Peachtree St. N.E.-55th fl.
Atlanta, Ga. 30308
Item 2(c) Citizenship:
Illinois
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
665859104
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)
Broker or Dealer registered under Section 15 of the Act
(b)
Bank as defined in Section 3(a)(6) of the Act
(c)
Insurance Company as defined in Section 3(a)(19) of the Act
(d)
Investment Company registered under Section 8 of the Investment
Company Act
(e)
Investment Advisor registered under Section 203 of the
Investment Advisors Act of 1940
(f)
X
Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund; see Sub-section 240.13d-1(b)(1)(ii)(F) (g)
Parent Holding Company in accordance with Sub-section 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)
Group, in accordance with Sub-section 240.13d-1(b)(1)(ii)(H)
Item 4 Ownership:
With respect to the beneficial ownership of the reporting entity as of 12/31/9512/31/95, see Items 5 through 11, inclusive, of the respective cover pages of this Schedule 13G applicable to such entity, which are incorporated herein by reference.
Item 5 Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
X
Item 6 Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable
Item 8 Identification and Classification of Members of the Group:
Not Applicable
Item 9 Notice of Dissolution of Group:
Not Applicable
Item 10 Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. NORTHERN TRUST EMPLOYEE STOCK OWNERSHIP TRUST
By: NationsBank N.A. (South)NATIONSBANK N.A. (SOUTH), Solely in its Capacity as Trustee
Date:
February 14, 1996
By:
Signature
Douglas W. Harlan/Vice President
Name/Title